Exhibit 99.1

NEWS RELEASE

Toronto, October 7, 2021

Franco-Nevada To Release Third Quarter 2021 Results

Third Quarter Results Release:	November 3rd after market close
Conference Call and Webcast:	November 4th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688
Webcast:	www.franco-nevada.com
Replay (available until November 11th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Pass code: 596680 #

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com